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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         SCHEDULE 13G - Amendment No. 1

                    Under the Securities Exchange Act of 1934


                               Brascan Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Class A Limited Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    10549P606
                                 --------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Sec 1745 (6/01)

---------------------------------------------
            CUSIP NO. 89346D107                                13G
---------------------------------------------

------------ -------------------------------------------------------------------
    1. NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Canada Pension Plan Investment Board / Not applicable

------------ -------------------------------------------------------------------
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
       Not applicable                                                    (b) |_|

------------ -------------------------------------------------------------------
    3. SEC USE ONLY

------------ -------------------------------------------------------------------
    4. CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada
------------ -------------------------------------------------------------------
                               5. SOLE VOTING POWER

                                               12,736,581
                            --------- ------------------------------------------
     NUMBER OF SHARES          6. SHARED VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                                0
     REPORTING PERSON       --------- ------------------------------------------
           WITH                7. SOLE DISPOSITIVE POWER

                                               12,736,581
                            --------- ------------------------------------------
                               8. SHARED DISPOSITIVE POWER

                                               0
--------------------------- --------- ------------------------------------------
    9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,736,581
------------ -------------------------------------------------------------------
   10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    |_|

------------ -------------------------------------------------------------------
   11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       4.93%
------------ -------------------------------------------------------------------
   12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
------------ -------------------------------------------------------------------

Item 1(a).        Name of Issuer

                  The name of the issuer is Brascan Corporation (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices

                  The principal executive offices of the Company are located at BCE Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto ON M5J 2T3.

Item 2(a).        Name of Person Filing

                  This   statement  is  being  filed  by  Canada   Pension  Plan
Investment Board ("CPP Investments").

Item 2(b).        Address of Principal Business Office or, if none, Residence

                  The address of the principal business office of the reporting person is One Queen Street East, Suite 2700, Toronto, Ontario M5C 2W5, Canada.

Item 2(c).        Citizenship

                  Canada.

Item 2(d).        Title of Class of Securities

                  The securities to which this statement relates are Class A Limited Voting Shares (the "Shares") of the Company.

Item 2(e).        CUSIP Number

                  The CUSIP number of the Shares is 10549P606.


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

Item 4.          Ownership

                         (a) As of December 31, 2004, CPP Investments directly
                 owned 12,736,581 Shares.

                         (b) The Shares directly owned by CPP Investments
                 represented approximately 4.93% of the issued and outstanding Shares as of December 31, 2004.

                         (c) As of December 31, 2004, CPP Investments had the
                 sole power to vote or to direct the voting of the Shares and had the sole power to dispose of or to direct the disposition of the Shares.

Item 5.          Ownership of Five Percent or Less of a Class

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                 Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group

                 Not applicable.

Item 9.          Notice of Dissolution of Group

                 Not applicable.

Item 10.         Certification

                    By signing below I certify that, to the best of my
                 knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

As of December 31, 2004


                                    Canada Pension Plan Investment Board


                                    By:    /s/ J. H. Butler
                                           -----------------------------------

                                    Name:  J.H. Butler
                                    Title: Vice President, General Counsel and
                                           Corporate Secretary